UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

1 October 2004

Commission file number: 1-14824

TPG N.V.

Neptunusstraat 41-63 2132 JA Hoofddorp The Netherlands
(address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

FORM 20-F ☒	FORM 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

YES ☐	NO ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): N/A)

Explanatory note

This report of Form 6-K contains

29 September 2004, TPG agrees to repurchase 20.7 million shares from the State of The Netherlands

30 September 2004, TPG confirms the repurchase of 20.7 million shares from the State

29 September 2004

Sale by the State of The Netherlands of approximately 16% stake in TPG N.V.

TPG agrees to repurchase 20.7 million shares from the State of The Netherlands

The State of the Netherlands has announced its intention to sell 57 million ordinary shares of par value EUR 0.48 each in the share capital of mail, express and logistics company TPG N.V. in a private share placement starting today. To support this sell down, TPG announces that it has in parallel entered into an agreement to repurchase  20.7 million ordinary shares from the State at the gross price paid to the State in the placement. TPG intends to cancel all of the shares so repurchased. The combined sales by the State represent approximately 16% of TPG’s outstanding share capital, and would reduce the holding of the State in TPG to approximately 19%.

The State may in the share placement sell an additional 8 million ordinary shares in TPG, which would bring the combined sale to 18% of TPG outstanding share capital and would reduce the holding of the State in TPG to approximately 17%.

Settlement of the repurchase by TPG of its ordinary shares will take place in two tranches, a first tranche of 7.6 million shares at settlement of the share placement by the State, and a second tranche of 13.1 million shares which will be settled as soon as possible in January 2005.

TPG has at earlier occasions expressed its intention in principle to support a State-initiated sell down through a repurchase in order to further reduce the existing overhang in the market. At the same time, a repurchase will improve earnings per share. In connection with the share repurchase, TPG has agreed not to offer any ordinary shares in the share capital of TPG for a period of 90 days from the settlement date, subject to certain exceptions. Bear Stearns International advised TPG on this transaction.

This press release is not an offer of securities for sale in the United States. The securities referred to above (the “Shares”) have not been and will not be registered under the U.S. Securities Act of 1933 (the “Securities Act”) and may not be offered or sold in the United States unless registered under the Securities Act or pursuant to an exemption from such registration. There will be no public offer of the Shares in the United States.

TPG N.V., with its two brands TNT and Royal TPG Post, is a global provider of mail, express and logistics services. The group employs around 160,000 people in 64 countries and serves over 200 countries. For 2003 the company reported sales of € 11.9 billion. TPG N.V. is publicly listed on the stock exchanges of Amsterdam, New York, London and Frankfurt.

30 September 2004

Sale by the State of The Netherlands of approximately 16% stake in TPG N.V.

TPG confirms the repurchase of 20.7 million shares from the State

Mail, express and logistics company TPG N.V. confirms the repurchase of 20.7 million ordinary shares from the State of The Netherlands at a total consideration of just over EUR 400 million.  TPG intends to cancel all of the shares so repurchased.  The State has sold 57 million ordinary shares of par value EUR 0.48 each in the share capital of TPG in a share placement.  The combined sales by the State represent approximately 16% of TPG's outstanding share capital, and will reduce the holding of the State in TPG to approximately 19%.

Settlement of the repurchase by TPG of its ordinary shares will take place in two tranches, a first tranche of 7.6 million shares at settlement of the share placement by the State, which is expected to be on 4 October 2004, and a second tranche of 13.1 million shares which will be settled as soon as possible in January 2005.

TPG has at earlier occasions expressed its intention in principle to support a State-initiated sell down through a repurchase in order to further reduce the existing overhang in the market.  At the same time, a repurchase will improve earnings per share.  In connection with the share repurchase, TPG has agreed not to offer any ordinary shares in the share capital of TPG for a period of 90 days as from today, subject to certain exceptions.  Bear Stearns International advised TPG on this transaction.

TPG N.V., with its two brands TNT and Royal TPG Post, is a global provider of mail, express and logistics services.  The group employs around 160,000 people in 64 countries and serves over 200 countries.  For 2003 the company reported sales of € 11.9 billion.  TPG N.V. is publicly listed on the stock exchanges of Amsterdam, New York, London and Frankfurt.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TPG N.V.

	By:	/s/ Tanno Massar
Name: Tanno Massar
Title: Director TPG Media Relations

Date: 1 October 2004